Exhibit 12
The Williams Companies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

Nine months ended
September 30, 2007

Earnings:
Income from continuing operations before income taxes	$1,058.4
Minority interest in income of consolidated subsidiaries	67.7
Less: Equity earnings	(95.6)

Income from continuing operations before income taxes, minority interest in income of consolidated subsidiaries and equity earnings	1,030.5

Add:
Fixed charges:
Interest accrued, including proportionate share from 50% owned investees (1)	533.0
Rental expense representative of interest factor	15.5

Total fixed charges	548.5

Distributed income of equity-method investees	75.3

Less:
Capitalized interest	(20.8)

Total earnings as adjusted	$1,633.5

Fixed charges	$548.5

Ratio of earnings to fixed charges	2.98

(1)	Does not include interest related to income taxes, including interest related to FIN 48 liabilities, which is included in provision for income taxes on our Consolidated Statement of Income. See Note 5 of Notes to Consolidated Financial Statements.